Exhibit 99.1

P R E S S R E L E A S E
Amdocs Limited Reports Quarterly Revenue of $789 Million, Up 6% YoY
Expects fiscal 2011 revenue growth
toward the upper-end of 4-6% guidance range
Key highlights:
•	Second fiscal quarter revenue of $789 million, compared to the $775-$790 million guidance range. Foreign currency movements positively impacted revenue by approximately $5 million relative to the first fiscal quarter of 2011

•	Second fiscal quarter non-GAAP operating income of $128 million; non-GAAP operating margin of 16.2%; GAAP operating income of $107 million

•	Second fiscal quarter diluted non-GAAP EPS of $0.58, compared to the $0.53-$0.60 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.50 for the second fiscal quarter, compared to the $0.43-$0.51 guidance range

•	Free cash flow of $55 million for the second fiscal quarter

•	Twelve-month backlog of $2.59 billion at the end of the second fiscal quarter, up $30 million from the end of the first fiscal quarter of 2011

•	Third quarter fiscal 2011 guidance: Expected revenue of approximately $790-$805 million and diluted non-GAAP EPS of $0.57-$0.63, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.45-$0.53

•	Repurchased $161 million of ordinary shares during the second fiscal quarter. Completed the previous $700 million share repurchase plan in April 2011
ST. LOUIS — April 28, 2011 — Amdocs Limited (NYSE: DOX) today reported that for its second fiscal quarter ended March 31, 2011, revenue was $788.9 million, up 1.8% sequentially from the first fiscal quarter of 2011 and up 6.0% as compared to last year’s second fiscal quarter. Net income on a non-GAAP basis was $110.3 million, or $0.58 per diluted share, compared to non-GAAP net income of $116.9 million, or $0.56 per diluted share, in the second quarter of fiscal 2010. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $16.2 million, net of related tax effects, in the second quarter of fiscal 2011 and excludes such amortization, impairment on investment in a subsidiary and equity-based compensation expenses of $48.3 million, net of related tax effects, in the second quarter of fiscal 2010. The Company’s GAAP net income for the second quarter of fiscal 2011 was $94.1 million, or $0.50 per diluted share, compared to GAAP net income of $68.6 million, or $0.33 per diluted share, in the prior year’s second quarter.
“Our performance in the second fiscal quarter of 2011 benefitted from solid demand trends consistent with those discussed in depth at our Analyst Day on February 23. Managed services contributed strong revenue in the second fiscal quarter fueled primarily by our North American clients. Deal momentum in the emerging markets remained healthy, and the demand environment in Europe showed signs of improvement throughout the first half of fiscal 2011 relative to a year ago. In terms of profitability, we continued to make progress on our current investment initiatives which resulted in a sequential improvement in our non-GAAP operating margin within our projected range,” said Eli Gelman, chief executive officer of Amdocs Management Limited.
Gelman continued, “Factoring in recent business trends and our expectations for the third fiscal quarter, we now expect revenue growth toward the upper-end of our 4-6% guidance range for fiscal 2011. As we continue to make progress in meeting key delivery milestones on several of our market-leading implementations and in achieving the benefits from investments in our employee knowledge programs, we anticipate a modest improvement in profitability in the second half of fiscal 2011. Additionally, in April 2011, we completed our $700 million repurchase plan within the twelve month authorization period. Going forward, we plan to continue executing on the $1 billion share repurchase program that was announced in February 2011.”
Gelman concluded, “Leading service providers are getting larger, both organically and through consolidation, more diverse in their offerings, and more global every day. Against these dynamics, our customers are increasingly relying on strong partners like Amdocs to help manage highly competitive and complex operating environments.”
Financial Discussion of Second Fiscal Quarter Results
Free cash flow was $55 million for the second fiscal quarter, comprised of cash flow from operations of approximately $75 million less $20 million in net capital expenditures and other. Free cash flow for the second fiscal quarter included the forecasted impact of $60 million in annual cash bonus payments.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.59 billion at the end of the second quarter of fiscal 2011.
Financial Outlook
Amdocs expects that revenue for the third quarter of fiscal 2011 will be approximately $790-$805 million. Diluted earnings per share on a non-GAAP basis for the third quarter are expected to be $0.57-$0.63, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third fiscal quarter will be $0.45-$0.53.
Conference Call Details
Amdocs will host a conference call on April 28, 2011 at 5:00 p.m. Eastern Time to discuss the Company’s second fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense;

•	impairment on investment in a subsidiary; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other income (expense), net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of approximately $3.0 billion in fiscal 2010, Amdocs has over 19,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2010 filed on December 7, 2010 and in our quarterly 6-K filed on February 8, 2011.
Contact:
Elizabeth W. Grausam
Vice President, Corporate Strategy and Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Revenue:
License	$28,695	$25,949	$58,601	$50,099
Service	760,240	718,020	1,505,515	1,418,681

	788,935	743,969	1,564,116	1,468,780
Operating expenses:
Cost of license	198	745	898	1,187
Cost of service	513,238	475,440	1,021,376	937,655
Research and development	53,536	51,190	108,528	101,296
Selling, general and administrative	99,064	92,028	203,421	183,608
Amortization of purchased intangible assets and other	16,343	21,439	35,753	42,758

	682,379	640,842	1,369,976	1,266,504

Operating income	106,556	103,127	194,140	202,276

Interest and other income (expense), net	49	(22,761)	(3,068)	(23,476)

Income before income taxes	106,605	80,366	191,072	178,800

Income taxes	12,495	11,816	23,571	21,897

Net income	$94,110	$68,550	$167,501	$156,903

Basic earnings per share	$0.50	$0.33	$0.88	$0.76

Diluted earnings per share	$0.50	$0.33	$0.88	$0.76

Basic weighted average number of shares outstanding	187,788	206,025	189,713	205,724

Diluted weighted average number of shares outstanding	189,232	207,691	191,120	207,174

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Revenue	$788,935	$743,969	$1,564,116	$1,468,780

Non-GAAP operating income	127,781	135,284	248,049	266,605

Non-GAAP net income	110,321	116,870	210,090	229,997

Non-GAAP diluted earnings per share	$0.58	$0.56	$1.10	$1.11

Diluted weighted average number of shares outstanding	189,232	207,691	191,120	207,174

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	March 31, 2011
		Reconciliation items
		Amortization of
		purchased	Equity based
		intangible assets	compensation
	GAAP	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$198	$—	$—	$—	$198
Cost of service	513,238	—	(1,656)	—	511,582
Research and development	53,536	—	(317)	—	53,219
Selling, general and administrative	99,064	—	(2,909)	—	96,155
Amortization of purchased intangible assets and other	16,343	(16,343)	—	—	—

Total operating expenses	682,379	(16,343)	(4,882)	—	661,154

Operating income	106,556	16,343	4,882	—	127,781

Income taxes	12,495	—	—	5,014	17,509

Net income	$94,110	$16,343	$4,882	$(5,014)	$110,321

	Three months ended
	March 31, 2010
		Reconciliation items
		Amortization
		of purchased		Impairment on
		intangible	Equity based	investment
		assets and	compensation	in a
	GAAP	other	expense	subsidiary	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$745	$—	$—	$—	$—	$745
Cost of service	475,440	—	(4,967)	—	—	470,473
Research and development	51,190	—	(1,004)	—	—	50,186
Selling, general and administrative	92,028	—	(4,747)	—	—	87,281
Amortization of purchased intangible assets and other	21,439	(21,439)	—	—	—	—

Total operating expenses	640,842	(21,439)	(10,718)	—	—	608,685

Operating income	103,127	21,439	10,718	—	—	135,284

Interest and other income (expense), net	22,761	—	—	(21,800)	—	961

Income taxes	11,816	—	—	—	5,637	17,453

Net income	$68,550	$21,439	$10,718	$21,800	$(5,637)	$116,870

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Six months ended
	March 31, 2011
		Reconciliation items
		Amortization of
		purchased	Equity based
		intangible assets	compensation
	GAAP	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$898	$—	$—	$—	$898
Cost of service	1,021,376	—	(6,140)	—	1,015,236
Research and development	108,528	—	(1,166)	—	107,362
Selling, general and administrative	203,421	—	(10,850)	—	192,571
Amortization of purchased intangible assets and other	35,753	(35,753)	—	—	—

Total operating expenses	1,369,976	(35,753)	(18,156)	—	1,316,067

Operating income	194,140	35,753	18,156	—	248,049

Income taxes	23,571	—	—	11,320	34,891

Net income	$167,501	$35,753	$18,156	$(11,320)	$210,090

	Six months ended
	March 31, 2010
		Reconciliation items
		Amortization of		Impairment on
		purchased	Equity based	investment
		intangible assets	compensation	in a
	GAAP	and other	expense	subsidiary	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,187	$—	$—	$—	$—	$1,187
Cost of service	937,655	—	(9,752)	—	—	927,903
Research and development	101,296	—	(2,137)	—	—	99,159
Selling, general and administrative	183,608	—	(9,682)	—	—	173,926
Amortization of purchased intangible assets and other	42,758	(42,758)	—	—	—	—

Total operating expenses	1,266,504	(42,758)	(21,571)	—	—	1,202,175

Operating income	202,276	42,758	21,571	—	—	266,605

Interest and other income (expense), net	23,476	—	—	(21,800)	—	1,676

Income taxes	21,897	—	—	—	13,035	34,932

Net income	$156,903	$42,758	$21,571	$21,800	$(13,035)	$229,997

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	March 31, 2011	September 30, 2010
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,156,512	$1,433,299
Accounts receivable, net, including unbilled of $73,278 and $62,246, respectively	569,277	580,000
Deferred income taxes and taxes receivable	124,182	126,083
Prepaid expenses and other current assets	145,278	112,417

Total current assets	1,995,249	2,251,799

Equipment and leasehold improvements, net	245,534	258,273
Goodwill and other intangible assets, net	1,820,189	1,856,178
Other noncurrent assets	481,684	454,354

Total assets	$4,542,656	$4,820,604

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$543,601	$621,549
Short-term financing arrangements	—	200,000
Deferred revenue	210,437	184,481
Deferred income taxes and taxes payable	14,986	18,117

Total current liabilities	769,024	1,024,147

Other noncurrent liabilities	592,879	567,077
Shareholders’ equity	3,180,753	3,229,380

Total liabilities and shareholders’ equity	$4,542,656	$4,820,604

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Six months ended March 31,
	2011	2010
Cash Flow from Operating Activities:
Net income	$167,501	$156,903
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	94,049	97,524
Impairment on investment in a subsidiary	—	21,800
Equity-based compensation expense	18,156	21,571
Deferred income taxes	12,756	(4,312)
Excess tax benefit from equity-based compensation	(152)	(98)
Loss (gain) from short-term interest-bearing investments	1,577	(427)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	20,879	(12,355)
Prepaid expenses and other current assets	(25,225)	28,485
Other noncurrent assets	(34,739)	(26,540)
Accounts payable, accrued expenses and accrued personnel	(69,103)	34,846
Deferred revenue	34,293	30,586
Income taxes payable	(1,085)	2,571
Other noncurrent liabilities	18,939	7,521

Net cash provided by operating activities	237,846	358,075

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(55,456)	(40,074)
Proceeds from sale of short-term interest-bearing investments	314,857	747,201
Purchase of short-term interest-bearing investments	(263,191)	(871,945)
Net cash paid for acquisitions	—	(149,685)
Other	(17,618)	—

Net cash used in investing activities	(21,408)	(314,503)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	—
Repurchase of shares	(274,674)	—
Proceeds from employee stock options exercised	35,096	17,325
Payments under capital lease, short-term financing arrangements and other	(443)	(125)

Net cash (used in) provided by financing activities	(440,021)	17,200

Net (decrease) increase in cash and cash equivalents	(223,583)	60,772
Cash and cash equivalents at beginning of period	1,036,195	728,762

Cash and cash equivalents at end of period	$812,612	$789,534

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2011	2010	2010	2010	2010
North America	$598.4	$564.6	$569.7	$572.3	$572.4
Europe	97.2	98.4	91.0	80.6	92.1
Rest of World	93.3	112.2	101.5	100.3	79.5

Total Revenue	$788.9	$775.2	$762.2	$753.2	$744.0

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2011	2010	2010	2010	2010
Emerging Markets Revenue	$52.1	$67.8	$69.5	$56.2	$57.7

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2011	2010	2010	2010	2010
Managed Services Revenue	$382.6	$371.2	$355.5	$368.7	$353.3

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2011	2010	2010	2010	2010
Customer Experience Systems	$737.2	$725.4	$714.9	$693.0	$689.0
Directory	51.7	49.8	47.3	60.2	55.0

Total Revenue	$788.9	$775.2	$762.2	$753.2	$744.0

	As of
	March 31,	December 31,	September 30,	June 30,	March 31,
	2011	2010	2010	2010	2010
12-Month Backlog	$2,590	$2,560	$2,525	$2,470	$2,460